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CONTACT:  Ray B. Rogers                      (NYSE -- BMC)
          (612) 851-6030                     FOR IMMEDIATE RELEASE

                      BMC REPORTS RECORD 1997 EARNINGS;
                  BOARD AUTHORIZES ADDITIONAL REPURCHASE OF
            1,000,000 SHARES BEYOND 1,000,000 ALREADY REPURCHASED

January 26, 1998 -- Minneapolis, MN -- BMC Industries, Inc. today reported record total year 1997 net earnings of $35,721,000 or $1.25 diluted earnings per share, an increase from $35,101,000 or $1.24 diluted earnings per share in 1996. Total year revenues increased 11% from $280,487,000 in 1996 to $312,538,000 in 1997.

BMC reported fourth quarter 1997 net earnings of $6,974,000 or $0.24 diluted earnings per share, compared to earnings of $11,919,000 or $0.42 diluted earnings per share in the year-earlier period. Fourth quarter revenues increased slightly from $75,854,000 in the fourth quarter of 1996 to $76,068,000 in the fourth quarter of 1997.

Paul B. Burke, BMC's chairman and chief executive officer, stated "I am very
pleased to report BMC's fifth straight year of record total year results.   BMC
achieved these results while undertaking its most aggressive expansion in the history of the Company, with each of the Company's operations making significant investments for long-term growth. We made significant progress on all three new mask production lines during 1997. As we have consistently stated, 1997 was a transitional year and we expect our investments to result in significant improvement in our earnings performance in 1998 and beyond."

Mr. Burke also stated, "We expect to feel the continued effect of start-up and expansion-related issues and expenses into the second quarter of 1998. First quarter earnings are expected to be below the prior-year period and second quarter earnings are anticipated to be flat as compared to the prior-year quarter. However, we expect third and fourth quarter earnings to be significantly higher, with total-year earnings at least 15% higher than total-year 1997."

Fourth quarter sales for the Company's Precision Imaged Products operation (including both the Mask Operations and Buckbee-Mears St. Paul) were flat compared to the fourth quarter of 1996. As previously announced, the profitability of the Mask Operations

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decreased from the year earlier quarter due to a number of independent factors, including lower jumbo (30" and larger), large (25" to 29") and Invar TV mask sales and expansion related expenses. For the total year, sales of Invar TV masks were flat compared to total year 1996 sales, while large mask sales increased 16% over total year 1996 sales. Jumbo mask sales were lower than total year 1996 sales, which is a difficult comparison following a 49% increase over 1995. The strength of the U.S. dollar versus the German mark had less than a $400,000 impact on earnings but reduced sales, as compared with the prior year quarter, by approximately $2.7 million. For the total year, sales were reduced almost $11 million due to the strengthening of the U.S. dollar versus the German mark. Buckbee-Mears St. Paul posted record fourth quarter and total year 1997 earnings as a result of product mix and manufacturing improvements. BMSP also generated its first sales of lead frames for semiconductor packages in the fourth quarter.

Fourth quarter Precision Imaged Products sales included approximately $9 million of high resolution computer monitor mask sales compared to approximately $4 million in the year-earlier period. Total year 1997 high resolution computer
monitor mask sales exceeded $20 million.   The computer monitor mask line in
Germany produced almost all of the monitor mask sales in the fourth quarter and for the total year. Part qualification on the new monitor mask line at the Cortland, New York facility is continuing in the first quarter. The Company expects the Cortland line to add a small amount of sales in the first quarter with sales approaching normal production levels beginning in the second quarter of 1998.

BMC's Optical Products operation also produced record fourth quarter sales. Fourth quarter sales increased approximately 7% over the prior year quarter, while profits lagged fourth quarter 1996 earnings due to a number of factors, including new lens product development, new polycarbonate product promotions and duplicate facility costs associated with polycarbonate manufacturing. The new polycarbonate manufacturing, centralized distribution and research and development facility was completed in the third quarter of 1997, but a full transfer of operations will not be completed until the second quarter of 1998 to ensure minimal disruption of polycarbonate manufacturing. Sales growth was driven by a 34% increase in high-end products (polycarbonate, progressive, high index and polarizing sun lenses) over the prior year quarter. Revenues from high-end products increased 26% for total year 1997 over the prior year.

BMC also announced the repurchase of 1,000,000 shares of its common stock as authorized by the Board of Directors on April 7, 1997. The Company purchased the shares in the open market between January 6, 1998 and January 13, 1998 at an average price of approximately $16.59 per share. On January 23, 1998, the Board of Directors authorized the Company to repurchase up to an additional 1,000,000 shares of the Company's outstanding common stock. These shares will be purchased in open market or negotiated transactions, with the timing and terms of the purchases to be determined by BMC management based on market conditions.

Statements made in this press release which are not historical, including statements regarding future performance, are forward looking statements and as such are subject to a number of risks, including a reduction in demand for televisions and computer monitors, inability to penetrate the lead frame market, problems associated with shut-down of the old


                                   -more-
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polycarbonate facility and the transfer of operations to the new facility, higher levels of operating expenses and lower production yields associated with production start-up, foreign currency fluctuations, the effect of economic instability in Asia and changes in the prices of raw materials. These and other risks and uncertainties are detailed in the Company's Form 10-K for the year ended December 31, 1996.

BMC is one of the world's largest manufacturers of aperture masks for color television picture tubes and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".

                                   -more-
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                             BMC INDUSTRIES, INC.
               CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                 (Unaudited)
                  (in thousands, except per share amounts)

                                                                     Three Months Ended                Year Ended
                                                                        December 31                    December 31
                                                                     ------------------           ----------------------
                                                                       1997           1996           1997           1996
------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $76,068        $75,854       $312,538       $280,487
Cost of products sold                                                63,112         54,215        244,468        213,007
------------------------------------------------------------------------------------------------------------------------
Gross margin                                                         12,956         21,639         68,070         67,480
Selling                                                               3,080          2,577         11,696         10,028
Administrative                                                          682          1,280          4,316          5,005
------------------------------------------------------------------------------------------------------------------------
Income from Operations                                                9,194         17,782         52,058         52,447
------------------------------------------------------------------------------------------------------------------------
Other Income and (Expense)
   Interest expense                                                    (591)          (104)        (1,298)          (540)
   Interest income                                                       90             50            233            260
   Other income (expense)                                               (91)           116            209            236
------------------------------------------------------------------------------------------------------------------------
Earnings before Income Taxes                                          8,602         17,844         51,202         52,403
Income Taxes                                                          1,628          5,925         15,481         17,302
------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                        $ 6,974        $11,919       $ 35,721       $ 35,101
------------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share:
   Basic                                                           $   0.25       $   0.44       $   1.30       $   1.29
   Diluted                                                             0.24           0.42           1.25           1.24
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

Number of Shares Included in Per Share Computations:
   Basic                                                             27,776         27,331         27,583         27,268
   Diluted                                                           28,545         28,416         28,530         28,363
------------------------------------------------------------------------------------------------------------------------

                                                  -more-

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                             BMC INDUSTRIES, INC.
                   CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (Unaudited)
                  (in thousands, except per share amounts)


                                                                          DECEMBER 31         December 31
ASSETS                                                                        1997                1996
---------------------------------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                                                 $  2,383            $  2,544
   Trade accounts receivable, net of allowances                                29,824              24,979
   Inventories                                                                 70,111              50,451
   Deferred income taxes                                                        5,881               5,372
   Other current assets                                                        13,595               8,354
---------------------------------------------------------------------------------------------------------
        Total Current Assets                                                  121,794              91,700
---------------------------------------------------------------------------------------------------------
Property, Plant and Equipment                                                 283,070             220,489
Less Accumulated Depreciation                                                 100,688              96,644
                                                                             --------            --------
   Property, Plant and Equipment, Net                                         182,382             123,845
                                                                             --------            --------
Deferred Income Taxes                                                           1,429               5,797
Other Assets, Net                                                              13,802              11,627
---------------------------------------------------------------------------------------------------------
Total Assets                                                                 $319,407            $232,969
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------
Current Liabilities
   Short-term borrowings                                                     $  1,139            $  1,355
   Accounts payable                                                            25,623              19,434
   Income taxes payable                                                         2,830               7,657
   Accrued expenses and other current liabilities                              17,288              21,900
        Total Current Liabilities                                              46,880              50,346
---------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                 73,426              16,634
Other Liabilities                                                              17,718              19,421
Deferred Income Taxes                                                           2,631               2,460

Stockholders' Equity
   Common stock                                                                62,263              56,551
   Retained earnings                                                          118,693              84,629
   Cumulative translation adjustment                                           (1,217)              3,974
   Other                                                                         (987)             (1,046)
---------------------------------------------------------------------------------------------------------
        Total Stockholders' Equity                                            178,752             144,108
---------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                   $319,407            $232,969
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

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